Mail Stop 4561
      					November 18, 2005

Ralph M. Davisson, Esq.
Vice President and General Counsel
Potlatch Corporation
601 West Riverside Avenue, Suite 1100
Spokane, Washington  99201

Re:	Potlatch Holdings, Inc.
	Amendment No. 1 to Form S-4
      Filed October 31, 2005
      File No. 333-128403

	Potlatch Corporation
	Annual Report on Form 10-K
	Filed February 25, 2005
	File No. 1-05313

Dear Mr. Davisson:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. We note your response to comment no. 3 that the registrant expects to fund its distributions on an annual basis "exclusively or predominantly" from the registrant`s REIT operations. If you do not expect to fund all distributions from your REIT operations, please quantify the portion that will not be from REIT operations and briefly describe any other sources of funding for the distributions.

2. We note your response to comment no. 4 and the revised disclosure that you believe that the value of the securities of Potlatch TRS will be determined to be substantially less than 20% of the value of the REIT`s total assets. Please tell us the basis for your belief and provide copies of the analyses of the value of Potlatch TRS securities relative to analyses of the value of its REIT-qualifying assets that have been reviewed by the board.

Questions and Answers about the REIT Conversion

What is Potlatch planning to do?, page 1

3. We note that the REIT conversion is not conditioned upon stockholder approval of the merger. Please disclose whether the merger is conditioned upon the REIT conversion. Also, please disclose whether Potlatch Corporation will pursue a REIT conversion if stockholders fail to approve the merger.

What is a taxable REIT subsidiary?, page 2

4. We note your response to comment no. 8 and the revised disclosure.
We continue to believe that you should discuss how these asset and income limitations will impact your business operations going forward, and we reissue that portion of the comment.

Why do we intend to become a REIT?, page 3

5. We note your response to comment no. 10 and the revised disclosure. We continue to believe that you should expand your disclosure to briefly discuss the basis for your belief that these benefits will occur, and we reissue the comment. In particular, please provide support for your statement on page 3 that "the market tends to value highly the benefits of the REIT structure, together with the discipline of a higher distribution rate, as reflected in the higher valuations generally accorded to REITs by investors."

Risk Factors

The extent of our proposed use of Potlatch TRS may affect the price
of our common stock relative to the share price of other REITs, page
24

6. Please expand the last paragraph of this risk factor to explain why the market may value your stock differently compared to shares of other REITS that may not make extensive use of TRSs. Also, please clarify if true that the market may place less value on your stock as a result of your structure.

Background of the REIT Conversion and the Merger, page 38

7. We note your response to prior comment 30. Please provide to us copies of the materials prepared by Goldman Sachs or any other advisers in connection with the REIT conversion. We may have further comments after we review these materials. Also, please tell us why you removed the references to Deloitte Touche Thomatsu from your disclosure.

Our Reasons for the REIT Conversion and the Merger, page 40

8. We note your response to prior comment 35. Please further revise the second bullet point under this heading to clarify the measure against which REIT valuations are "higher." The basis for comparison of investor valuations is not clear from the current disclosure.

REIT Restructuring Transactions; Formation of the Taxable REIT
Subsidiary, page 46

9. Refer to the third paragraph under this heading. Please revise to disclose the percentage of total gross income for the fiscal year ended December 31, 2004 and your most recent interim period represented by the Wood Products segment, Pulp and Paperboard segment, and Consumer Products segment. We note the disclosure about net sales on page 50. Clearly discuss how you will meet the 75% income test for REIT qualification considering that a substantial portion of your revenues are derived from assets that will be transferred to the TRS. Provide conforming disclosure in your MD&A section (page 74).

Distribution Policy, page 47

10. We note your disclosure discussing the fact that the actual quarterly distribution amounts per share will be proportionately reduced after additional shares are issued in connection with the special E&P distribution. Please revise to estimate the shares that will be outstanding after additional shares are issued and disclose the estimated distributions per share.

11. We have reviewed your responses to comments 2, 42 and 59. Given your stated intention to distribute a quarterly cash dividend of $0.65 per share ($76 million per year), we believe that you should provide a more detailed discussion about the policy and provide support for the stated dividend amount in your filing. In your response to comment 2 you show operating income and add back depreciation, depletion and amortization to arrive at what we believe to be what you consider cash available for distribution for the Resources segment. It does not appear that you have taken into account investing and financing activities such as principal and interest payments related to your outstanding debt obligations. Please revise to provide a tabular presentation delineating the cash available for distribution for the twelve month period following the date of the most recent financial statements included in the filing.
The presentation of cash available for distribution is accomplished by adding pro forma net income for the most recently completed interim period to pro forma net income for the most recent year and subtracting pro forma net income for the comparable interim period of the prior year. This resulting pro forma net income for the most recent 12 month period is then adjusted for sources and uses of cash that are reasonable and supportable from operating, investing and financing activities to arrive at estimated cash available for distribution for the twelve month period following the date of the most recent financial statements included in the filing. The disclosure should include reference to all assumptions and considerations related to the tabular presentation. To the extent that distributions are only able to be made from REIT qualifying timberland operations please include an adjustment to remove the cash related to non-REIT operations.

      We may have further comments upon our review of the proposed disclosure.

Our Business, page 50

12. We are continuing to review your response to prior comment 50 and we may have additional comments.

Taxation of the Special E&P Distribution, page 105

13. We note that you have requested a revenue ruling from the IRS regarding taxation of the special E&P distribution. Please tell us why you are requesting a ruling that the distribution will be taxable. Also, please tell us whether you intend to file the revenue ruling in a pre- or post-effective amendment to the registration statement, pursuant to Item 601(b)(8) of Regulation S-K.

Exhibit 99(j)

Completing the Election Certificate, page 1

14. Please revise here and on the election form to clarify whether stockholders may revoke or change their election and, explain how that may be done.

Exhibit A-2 - Form of Tax Opinion
15. Refer to the last paragraph of the opinion. Counsel`s statement that the opinion may not be relied upon by anyone else is not appropriate because it suggests that stockholders voting on the proposed transactions may not be entitled to rely on the opinion. Please provide a revised opinion that omits this limitation on reliance. This comment also applies to the Form of Tax Opinion submitted as Exhibit A-3.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at
202-551-3785 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director

cc:	Blair W. White, Esq. (via facsimile)
	Pillsbury Winthrop Shaw Pittman LLP

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Ralph M. Davisson, Esq.
Potlatch Holdings, Inc.
November 18, 2005
Page 5